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                           January 11, 2022

       Paul Davis
       General Counsel
       Xperi Corp. (c/o TiVo Product HoldCo LLC)
       2160 Gold Street
       San Jose, CA 95002

                                                        Re: TiVo Product HoldCo
LLC
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form 10
                                                            CIK No. 0001788999
                                                            Submitted December
22, 2021

       Dear Mr. Davis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10

       Exhibit 99.1
       Unaudited Pro Forma Condensed Combined Financial Information, page 64

   1. You indicate that your pro forma presentation has been prepared to include transaction accounting and
autonomous entity adjustments in accordance with Article 11. However, your presentation
format only includes one column for transaction accounting
                                                        adjustments. Please
revise to include separate columns and adjustments for each. Refer to Article 11-02(11) of
Regulation S-X.
 Paul Davis
FirstName
Xperi Corp.LastNamePaul  DavisHoldCo LLC)
            (c/o TiVo Product
Comapany
January 11,NameXperi
            2022       Corp. (c/o TiVo Product HoldCo LLC)
January
Page 2 11, 2022 Page 2
FirstName LastName
2. You indicate that the pro forma financial statements have been adjusted to give effect to the impact of, and transactions contemplated by, the separation and distribution agreement, the tax matters agreement, the transition services agreement and the employee matters agreement. Please clarify where these adjustments are included in your presentation.
3. Your disclosure indicates that you will incur costs to replace certain services historically provided to you by Xperi. Please tell us whether any of these costs were previously allocated to you by Xperi or will be provided pursuant to a transition services or other agreement. If not, tell us how you concluded these were not Management's Adjustments.
         In this regard, tell us why you do not consider reductions or increases of previously allocated expenses by your parent to be a synergy or dis-synergy of the transaction. Refer to Item 11-02(a)(6) of Regulation S-X.
       You may contact Rebekah Lindsey, Senior Staff Accountant, at 202-551-3303 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Mike Ringler, Esq.